RODRIGUEZ & ASSOCIATES
Raul N. Rodriguez, Esq.
Sara Mares, Paralegal
1011 Pennsylvania St., Unit B
Denver, Colorado 80203

Telephone: (303) 861-1797	Facsimile: (303) 861-1995 E-mail address: raulnr@msn.com

November 9, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Attention: John P. Lucas

Re:	Grant Hartford Corporation Amendment 5 to Registration Statement on Form S-1 Filed August 12, 2009 File No. 333-155507

Ladies/Gentlemen:

          In connection with the Grant Hartford Corporation (the "Company", "we", "our") Registration Statement on Form S-1, the Company submits the following response to your Comment Letter dated November 4, 2009.

          To facilitate your review of this Amendment, the Company will respond to each of the numbered Comments set forth in your letter dated November 4, 2009. The Company is enclosing a lined copy of the Amended Form S-1 on which the Company has made changes pursuant to your Comment Letter and each change is noted by the corresponding Comment it addresses.

The Company will comply with the reporting requirements of the Exchange Act of 1934. The Company is submitting a substantive and fully responsive amendment to the Commission's letter dated November 4, 2009.

Amendment No. 5 to Form S-1

General

Comment No. 1:

Please update your financial statements for any amendment filed after November 12, 2009 to comply with Rule 8-08 of Regulation S-X.

Response No. 1

The Company filed the Amended Form S-1 on November 10, 2009, which is a date prior to November 12, 2009, thus the current financial statements comply with Rule 8-08 of Regulation S-X.

Summary

Grant Hartford Corporation, page 1

Comment No. 2.

We note the paragraph on page 2 that starts with "The 'Garnet Project Summary," prepared by Pegasus Gold Corporation, the 'Mineral Property Valuation of the Garnet and Copper Cliff Mining Districts in Garnet and Missoula Counties,' by John C. Brower, PhD..." Expand this paragraph to disclose that Pegasus Gold was a company that filed bankruptcy in the 1990's. Please also expand this paragraph to disclose that you are including information relating to Dr. Brower's report without his consent and that Dr. Brower has refused to provide his consent because of the age of the report, which is dated 1999, and because Dr. Brower does not own the report. State that Grant Hartford is adopting the conclusions made in the reports as the Company's own, and direct investors to the risk factor drafted in response to comment 4, below. Provide similar disclosure each time you mention either of the reports by Pegasus Gold or Dr. Brower within this Form S-1.

Response No. 2.

The Company has inserted the following section into page 2 and 3, immediately following the above mentioned paragraph. The Company has also inserted the following section into page 37 of the amended Form S-1:

The fore mentioned, Pegasus Gold Corporation, allowed its option to the Garnet Mineral Property to lapse in 1993 and subsequently filed for bankruptcy. In the Garnet Geology section of this Registration Statement, located on Page 48, the Company uses selected geological descriptions from Dr. John Brower's "Mineral Property Valuation of the Garnet and Copper Cliff Mining District in Garnet and Missoula Counties." However, Dr. Brower's has declined to provide his consent to use this information to Grant Hartford Corporation, due to the age of the report, which is dated September 1999, and the fact that a third party entity commissioned Dr. Brower to prepare the report, thus he does not own the report. Grant Hartford hereby adopts these geological conclusions as our own and directs investors to review Risk Factor 8, "Non-Consent to Use Geological Reports," on page 10 of this amended Form S-1.

The Company inserted the following language onto page 35, 48, 50, 51 and 83 of the amended Form S-1, where the Company discusses several of Pegasus' general findings:

Pegasus Gold Corporation allowed its option to the Garnet Mineral Property to lapse in 1993 and subsequently filed bankruptcy.

The Company inserted the following language onto page 50 and 83 of the amended Form S-1, where the Company discusses several of Pegasus' general findings using Dr. John Brower's 1999 Report:

Dr. Brower has declined to provide his consent to use this information to Grant Hartford Corporation, due to the age of the report, which is dated September 1999, and the fact that a third party entity commissioned Dr. Brower to prepare the report, thus he does not own the report. Grant Hartford hereby adopts these geological conclusions as our own and directs investors to review Risk Factor 8, "Non-Consent to Use Geological Reports," on page 10 of this amended Form S-1.

Comment No. 3

In the last paragraph in this section, which starts with, "We are in the exploration stage..." and discusses your cash on hand, please disclose that the salaries of the Company's President, Eric Sauve, and the Company's Senior Consultant, Aaron Charlton, increased from $5,000 to $15,000 per month ($180,000 per year) on June 30, 2008, and both parties are to receive a six percent (6%) raise on June 30, 2009.

Response No. 3

The Company has inserted the following language on page 3 of the amended Form S-1:

"...the salaries of the Company's President, Eric Sauve, and the Company's Senior Consultant, Aaron Charlton, which increased from $5,000 to $15,000 per month ($180,000 per year) as of June 30, 2008, and will increase six percent (6%) on June 30, 2009, pursuant to their Employment Agreements (the material terms of these Employment Agreements can be found on page 71 and 72 of this Form S-1)."

Comment No. 4

Please also disclose your total liabilities and your liabilities under your short-term notes due on or before June 2010 at interest rates ranging from 11.11% to 12.50%.

Response No. 4

The Company has inserted the following language on page 3 of the amended For S-1:

As of June 30, 2009, the Company had total liabilities of $2,018,606. A portion of the Company's liabilities include short-term notes payable totaling $955,150, due on or before June 2010 at interest rates ranging from 11.11% to 12.50%...

Risk Factors, page 5

Comment No. 5.

Provide disclosure of the risks posed by your inability to obtain consents for the geological reports prepared by Pegasus Gold Corporation and John C. Brower. In your disclosure, address why you believe it is appropriate to rely on these reports, given their age and the lack of consents from the authors. Clearly address the fact investors will not be able to recover from the authors of the reports for any claims relating to the investors' reliance on these reports.

Response No. 5.

The Company has inserted the following risk factor on page 10 of the amended Form S-1:

8:   Non-Consent to Use Geological Reports

The Company has been unable to obtain consents for two of our historical geological reports; the "Garnet Project Summary," prepared by Pegasus Gold Corporation and the "Mineral Property Valuation of the Garnet and Copper Cliff Mining Districts in Garnet and Missoula Counties," prepared by Dr. John C. Brower, Ph.D. The Company has deemed it necessary to include portions of these reports, without the expert consents and with the acknowledgement that the reports are over ten years old; because the information in these reports describe the historical geological condition of the property, and historical exploratory mineralized material findings on the property. This information was a contributing factor in entering into the Grant Hartford Option Agreement with Commonwealth Resources, L.L.C. (the material terms of the Grant Hartford Option Agreement can be found on page 37 of this Form S-1), and to the development of Grant Hartford's current exploratory drilling program on the Garnet Mineral Property. If a shareholder relies on these geology reports, which lack the proper expert consent, the shareholder will not be able to recover from the authors of these reports for any claims relating to the investors' reliance on these reports.

The Company has agreed to adopt the conclusions made in the reports as the Company's own. While the Company has adopted the conclusions, the Company may not have sufficient assets to support a legal judgment should shareholders have a reason to obtain a judgment against the Company regarding these conclusions. The inability to collect on a judgment could have a detrimental effect on the litigating shareholders and on new shareholders. Information from, and references to, these geological reports can be found on pages: 2, 35, 37, 48, 50, 51 and 83 of this Form S-1.

Provided Supplementary

The Company has inserted the following language onto page 34 and 35, in the section titled, Changes In And Disagreements With Accountants On Accounting And Financial Disclosure, of the amended Form S-1:

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On October 2, 2009, the Company received notice that its current auditors, Rotenberg & Co., LLP, had resigned in connection with their merger with EFP Group. The Company has engaged the new firm resulting from the merger, EFP Rotenberg, LLP, to continue as the Company's independent registered public accounting firm. All of the partners and employees of Rotenberg & Co., LLP and EFP Group have joined the new firm, EFP Rotenberg, LLP.

The reports of Rotenberg & Co., LLP as of December 31, 2008 and 2007, for the year ended December 31, 2008, for the period from inception (March 15, 2007) through December 31, 2007 and for the period from inception (March 15, 2007) through December 31, 2008, contained an explanatory paragraph indicating that there was substantial doubt as to the Company's ability to continue as a going concern. Other than such qualification, no report of Rotenberg & Co., LLP for the past two fiscal years and the subsequent interim period preceding the resignation of Rotenberg and Co., LLP contained an adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company's two most recent fiscal years and the subsequent interim period preceding the resignation of Rotenberg & Co., LLP, there were no disagreements with Rotenberg & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On November 9, 2009, the Board of the Company approved the engagement of EFP Rotenberg, LLP of Rochester, New York, to be the Company's independent registered public accountant effective October 1, 2009. We engaged EFP Rotenberg, LLP as our new independent accountant concurrent with the merger of EFP Group and Rotenberg & Co., LLP. Prior to such engagement, during the two most recent fiscal years, the Company has not consulted the newly engaged independent registered public accountant for any matter.

The Company provided Rotenberg & Co., LLP with a copy of the disclosure relating to this change in its certifying accountant and requested that Rotenberg & Co., LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree, a copy of which is filed as Exhibit 16.1 to the Registration Statement of which this prospectus is a part.

Very truly yours,

/s/Raul N. Rodriguez, Esq.
Raul N. Rodriguez, Esq.